UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 1, 2021, Jowell Global Ltd. (the “Company”) entered into an Employment Agreement (the “Agreement”) with Mr. Zhiwei Xu, the Company’s Chief Executive Officer, to serve in such position for a one-year term, subject to renewal. Under the terms of the Agreement, Mr. Xu will receive an annual salary of RMB1,500,000 (approximately $230,769), and will be eligible for an annual cash bonus in the Board’s sole discretion.

The foregoing description of the Agreement is only a summary of the terms of the Agreement and does not purport to be a complete description of such document, and is qualified in its entirety by reference to the Agreement, a copy of which is attached as an exhibit hereto and incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: July 6, 2021	By:	/s/ Zhiwei Xu
	Name:	Zhiwei Xu
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description
10.1	Employment Agreement between Jowell Global Ltd. and Zhiwei Xu dated July 1, 2021

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